United States
Securities and Exchange Commission
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Hallwood Realty Partners, L.P.
- ------------------------------------------------------------
(Name of Issuer)

Units Representing Limited Partnership Interests
- ------------------------------------------------------------
(Title Class of Securities)

40636T5
(CUSIP Number)

Craig F. Miller, Esq.
Fried, Frank, Harris, Shriver & Jacobson
One New York Plaza
New York, New York  10004
(212) 859-8000
- ------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications
April 22, 1996
- ------------------------------------------------------------
(Date of Event which Requires Filing of this Statement


If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the
statement [ ].   (A fee is not required only if the
reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1746 (12-91)

SCHEDULE 13D
CUSIP No.    40636T5                       Page  2  of  5
Pages
          ----------                             --------

1	   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	         Gotham Partners, L.P.      13-3700768

2	   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ]   (b)[ ]

3   	SEC USE ONLY

4   SOURCE OF FUNDS*
          WC

5   	CHECK BOX IF DISCLOSURE IF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT  TO ITEMS 2(d) or 2(e)                  [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION
          New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH
     7    SOLE VOTING POWER
          106,400

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH
     8    SHARED VOTING POWER
          0

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH
     9    SOLE DISPOSITIVE POWER
          106,400

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH
     10   SHARED DISPOSITIVE POWER
          0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
          106,400

12   	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN  SHARES*                       [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.09%

14   TYPE OF REPORTING PERSON*
         PN

     This Amendment No. 1 amends and supplements the
Schedule 13D (the "Schedule 13D") relating to the Units representing limited partnership interests (the "Units") of Hallwood Realty Partners, L.P., a publicly-traded Delaware partnership (the "Partnership"), previously filed by Gotham
Partners, L.P., a New York limited partnership ("Gotham").
Capitalized terms used and not defined herein have the meaning set forth in the Schedule 13D.

                             *     *     *

Item 3 is hereby amended to add the following information:


Item 3. Source and Amount of Funds or Other
Consideration

     The aggregate purchase price of the 18,000 Units covered by this Amendment No. 1 was $352,165, all of which was obtained from the general funds of Gotham.

Item 4 is hereby amended to add the following information.


Item 4. Purpose of Transaction

     Gotham has acquired Units of the Partnership for investment purposes. Gotham intends to evaluate the possibility of acquiring additional Units in the future. Gotham may purchase additional Units from time to time in the open market or in privately negotiated transactions. Gotham also may determine to dispose of all or a portion of the Units held by it. In determining whether to purchase or sell Units, Gotham intends to consider various factors, including the Partnership's financial condition, results of operations and prospects, other developments concerning the Partnership, the market for the Units, including the availability of shares of the Units for purchase at particular price levels, the availability and nature of other investment opportunities available to Gotham, and general economic, financial market and industry conditions.

Item 5 is hereby amended to add the following information.


Item 5. Interest in Securities of the Issuer

     (a) Gotham owns 106,400 Units as of the date of this Amendment No. 1, representing an aggregate of approximately
6.09% of the outstanding Units (based upon 1,747,765 Units outstanding as of February 9, 1996, as disclosed in the Partnership's Form 10-K for the fiscal-year ended December
31, 1995).

     (c) The table below sets forth information with respect to all purchases of Units by Gotham not otherwise reported. All of such purchases took place in open-market transactions on the American Stock Exchange:


Transaction Date	Number of Units	Price per Unit
- ----------------	---------------	--------------
1/31/96	2,200	19.5600
2/08/96	3,700	20.0600
3/19/96	200	18.9250
3/21/96	800	18.9350
3/25/96	600	19.1850
3/26/96	300	19.1850
3/27/96	100	19.1850
4/02/96	500	19.1850
4/04/96	300	19.1850
4/09/96	500	19.1850
4/11/96	500	19.1850
4/12/96	600	19.1850
4/15/96	1,500	19.3517
4/17/96	200	19.3100
4/18/96	400	19.3100
4/22/96	5,400	19.6711
4/23/96	200	19.5600


     (d) and (e).  Not applicable.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


April 24, 1996
GOTHAM PARTNERS, L.P.
By: Section H Partners, L.P.
its general partner
By:  Karenina CORP.,
a general partner
By:	/s/ William A. Ackman
- -----------------------
William A. Ackman
President